SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of October, 2008

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

 (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

 (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-________)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: October 17, 2008	By:	/s/ José Luciano Duarte Penido
José Luciano Duarte Penido
Title Chief Executive Officer

PRESS RELEASE 3Q08

VCP maintains consistent performance,
even amidst an unstable macroeconomic scenario

Key Indicators (in US$ millions)	3Q08	2Q08	Chg% 3Q08/2Q08	3Q07	Chg % 3Q08/3Q07
Net Revenues	362	377	-4%	328	10%
Domestic	211	182	16%	180	17%
Exports	150	195	-23%	148	2%
EBITDA (including Conpacel1)	99	125	-21%	102	-12%
% EBITDA margin (inc. Conpacel1)	27.4%	33%		31%
Net Income (Loss)	(267)	121		179
EPS[2] US$	(1.33)	0.60		0.88
Pulp Sales, ´000 tons	268	329	-19%	270	-1%
% Exports	73%	78%		79%
Paper Sales, ´000 tons	110	87	26%	121	-9%
% Domestic Market	90%	90%		86%

(1)	Consolidated EBITDA with 50% Conpacel. (2) Earnings per share (Net Income/ (Loss) US$ millions / total outstanding ex-treasury shares).

Market Value
R$4,05 billion
US$ 1.96 billion

Daily Volume (3Q08)
Bovespa R$22,4 million
NYSE US$16.9 million

Price per share
(October 16 2008)
VCPA4 = R$20,10
VCP ADR = US$9.73

Number of shares
Common = 105,702,452
Preferred = 95,658,964
Total = 201,361,416

Investor Relations
José Luciano Penido
CEO & IR Officer
Gustavo Barreira - Manager
Mara Dias - Advisor
Anna Laura Linkewitsch -
Analyst

Phone: 5511 2138 4287/4168/4361
Fax: 5511 2138 4066

ir@vcp.com.br
www.vcp.com.br

3Q08 Highlights

✓ Pulp: The macroeconomic scenario has kept pulp buyers cautious. Uncertainties as to economic growth have led to a decrease in demand and caused pulp prices to fall US$20/tonne in the USA and Europe and US$30/tonne in Asia in September.

✓ On the other hand, VCP’s exporter profile has allowed the company to benefit from the depreciation of the Real against the US dollar that began in September, since most part of the costs are denominated in Reais.

✓ Pulp sales volume were higher than expected, totaling 268,000 tonnes in the quarter, but lower than our 1H average due to the programmed maintenance stoppages in the Jacareí and Conpacel units in August and September, respectively.

✓ Paper: Sales volume was in line with guidance, 110,000 tonnes, a 26% increase over the previous quarter due to demand seasonality. The greater share of uncoated papers in the sales mix reduced the average portfolio price by 4% when compared to 2Q08, but 1% above 3Q07. On a year-to-date basis, 2008 average price rose 22% above the same period in 2007, mainly due to Real apreciation (in Reais, the price increased 2%);

✓ As forecasted, programmed maintenance stoppages reduced pulp production and sales volume, resulting in a lower dilution of fixed costs; 3Q08 EBITDA totaled US$99 million, with a 27.4% margin which was above expectations. 2008 Year-to-date EBITDA was US$341 million, with a 31.6% margin.

✓ Financial result was negative US$353 million in 3Q08, reflecting the accounting impact of the devaluation of the dollar-denominated debt at the end of the quarter (FX losses) and the fair value of derivatives. Presently, both have a non-cash accounting effect, since the average term of the debt is approximately 4 years.

✓ Growth: Regarding Project Horizonte, 85% of the construction has been concluded and the start-up is scheduled for May 2009, as forecasted. In the same year, total production should reach 670,000 tons.

3rd quarter of 2008 (3Q08) - VOTORANTIM CELULOSE E PAPEL S.A. - The company’s operating and financial information, except otherwise stated, are presented based on consolidated figures and expressed in Reais, as per the requirements of the Corporation Law. The Financial Statements of Aracruz Celulose S.A. (12.35% interest) and Ripasa S.A. Celulose e Papel (50%, when applicable) are not proportionally consolidated, and their results are recognized by equity adjustment in this report, except where otherwise stated. Likewise, the results of the interest in Ahlstrom VCP Indústria de Papéis S.A. (“JV”) during the ownership period of September 2007 to August 2008 have also been recognized by equity adjustment.

1/ 16

PRESS RELEASE 3Q08

Net Revenue and Total Sales Volume

✓
Even though paper sales volume was 26% above last quarter, programmed maintenance stoppages at the Jacareí and Conpacel units contributed to a 9% reduction in overall sales volume in 3Q08 as compared to 2Q08. Total sales, combining pulp and paper, stood at 377 thousand tones. This number was:

•
3% below 3Q07 with a 9% fall in paper volume as a result of divestments carried out during 2007, in particular the sale of the Mogi das Cruzes unit and the migration of volumes from Jacareí to the JV with Ahlstrom;

•
In the first nine months, combined volumes were stable vs the same period in 2007, due to the good performance of pulp production at the Jacareí and Conpacel units. Pulp sales volume grew by 14% and offset the 28% fall in the volume of paper sold.

✓	Net Revenue totaled US$362 million in 3Q08:

•	4% below 2Q08. The increase in sales volume and paper revenue was offset by the decrease in the amount of pulp sold and its practically stable average price (please refer to item “Pulp”).

•	10% increase over 3Q07 due to increase pulp volume and price per ton and paper prices in dollars during 2008;

•	Year-to-date, 10% increase over the same period of 2007, as a result of the effects of Real appreciation on paper prices in US dollars.

✓	On the 3Q08, exports accounted for 55% of total sales volume and 41% of net revenue, against 64% and 51% in 2Q and 59% and 45% in the 3Q07, respectively.

✓
In 3Q08, approximately 54% of VCP’s total revenue was U.S. dollar denominated, since pulp prices, even those negotiated in the local markets, follow international prices. 2008 year-to-date basis, US dollar-linked revenue accounted for 60% of the total, equivalent to approximately US$653 million, confirming VCP’s ability to generate revenue in a strong currency.

2/ 16

PRESS RELEASE 3Q08

PULP

International Market

✓
The accumulated growth in global pulp demand[1] during the first eight months of the year was 3%, lead by China (+18%). Long fiber shipments[1]  to China grew 13% from January to August, over the same period in 2007, while short fiber increased 17%;

✓
However, due to the current global financial market crisis, there has been a slowdown in demand during the recent months, which have kept pulp buyers cautious, purchasing only short-term needs and consequently reducing their inventories. As a consequence, inventories held by pulp buyers[2] declined 10% as compared to July, to 24 days of consumption in August. Irrespective of the decrease, this number is still below the historical average of 29 days inventory;

✓	The opposite effect was faced on the supply side. Producers’ inventories[1] increased from 36 days of pulp supply in July to 41 days in August;

✓
Facing an unstable macroeconomic scenario, pulp list prices in September stood at US$845/tonne in North America, US$820/tonne in Europe and US$780/tonne in Asia, after a cycle of continuous increases since early 2004. An additional decrease is expected for October;

✓
Some short-term events could re-establish the balance between supply and demand, such as the tax increase on Russian wood exports. As stated in the guidance, the raise of €35/m3 of wood will correspond to an immediate increase of approximately US$180/tonne in the pulp cash cost of Russian wood importers. This additional cost may result in several pulp production units becoming economically unviable and accelerate already expected capacity shut downs, thereby reducing short term supply;

✓	Regarding capacity shutdowns[3] announced and accomplished, it was estimated 1.6 million tonnes so far in 2008 which will adjust the market balance between supply and demand;

✓	Also, with objective of managing pulp inventories, VCP will realize a 7 day stoppage at the Jacareí unit during October, which would reduce the pulp production by approximately 25,000 tonnes;

✓
Despite the lower list price in dollars, the Real depreciation partially offset, in costs, this impact in 3Q08 and should be felt more noticeably in the last quarter of 2008. In comparative terms, when we analyze the FX variation in the main pulp-producing countries (see graph below), the Real experienced the highest depreciation, thereby increasing the prospective competitiveness of Brazilian producers.

1PPPC
2Utipulp
3Hawkings Wright

3/ 16

PRESS RELEASE 3Q08

Graphs 1. Forex index vs US dollars

Source: Broadcast

Pulp at VCP

✓	Pulp sales volume totaled 268,000 tonnes in the quarter:

•
19% below 2Q08, due to the 10-day programmed maintenance stoppages at the Jacareí and Conpacel units that historically take place in the months of August and September respectively, in order to balance supply during the period of low demand in Europe. The stoppages were responsible for a reduction of about 33,000 tonnes in the production;

•
1% below 3Q07. Year-to-date, sales volumes grew by 14% as a result of the good performance of the units and also of the divestitures in 2007, when the pulp - previously transferred to paper production - became market pulp;

✓	Pulp net revenue totaled US$185 million:

•	20% below 2Q08 with lower volumes and a 2% decrease in average price;
•	14% above 3Q07 with slightly lower volumes and 15% higher average price;
•	Year-to-date, 33% growth with 14% higher volume and 17% increase in average price, versus the same period of 2007.
✓	Exports accounted for 73% of pulp volume sold and 75% of pulp sales revenue in 3Q08;

✓	We maintain our guidance of volume sales of approximately 1.2 millions tons in 2008.

4/ 16

PRESS RELEASE 3Q08

Cash Cost

Average FX: R$1,6687  R$1,6655 R$1,7387 R$1,6876 R$2,003

✓
As expected, the programmed maintenance stoppages impacted the cash cost of the third quarter. The fixed costs envolved in the stoppage represented additional US$35/ton. There were also additional costs related to maintenance that were above expectations. We point out that these costs are non-recurrent;

✓
The efforts towards improving manufacturing productivity and negotiations with suppliers (-US$2/tonne) were offset by the inflation on electricity indexed chemical prices and by the semiannual price adjustment in the Caustic Soda contract, which should remain unchanged during the next 6 months. Caustic soda represents approximately 14% of chemical costs;

✓	Besides the increase on chemicals and utilities (US$18/tonne) there was an increase on wood cost mainly due to a wider average radius of the transported wood (US$7/tonne);

✓
As a result of the aforementioned increases, 3Q08 cash cost stood at US$377/tonne. Excluding non-recurrent maintenance costs and the semiannual adjustment in the price of caustic soda, cash cost would have been US$311/tonne;

✓
The start-up of the Horizonte project, scheduled for May, 2009, will have a positive effect on VCP’s average cash cost in the same year. Following the learning curve, we estimate a production of 670,000 tonnes of pulp in 2009, which represents a growth greater than 50% above VCP’s current production capacity, with a cash cost that in the near future will be 25% lower that Jacareí (please refer to item “Strategic Perspectives”).

5/ 16

PRESS RELEASE 3Q08

PAPER

✓
Paper sales volume totaled 110,000 tonnes in the quarter, 26% above 2Q08 due to business seasonality, but 9% below 3Q07 due to the divestments of the Mogi das Cruzes unit and the JV with Ahlstrom in Jacareí.

✓
Paper business revenues were 21% higher than in 2Q08, driven by the volume increase. Coated and Special Papers accounted for 57% of sales volume, versus 64% in 2Q08, while Uncoated Papers increased their share from 36% to 43%. The change in the mix reduced average prices by 4%, despite an 1% increase in Print and Write Papers (I&E) and Couché;

✓	Compared to 3Q07, revenues were 6% higher, considering a 17% increase in average price as a result of Real appreciation against US dollars. In Reais, the average price was 1% higher;

✓
High value added papers will tend to grow as a percentage of our paper portfolio with the August start up of the new coater in the Piracicaba plant with capacity to produce 25,000 tonnes of thermal papers;

✓
Market outlook: the second half of the year is historically a period of greater demand in relation to the first half, as a result of more promotional campaigns (a greater number of holidays), the beginning of production and storage by notebook manufacturers to prepare for back-to-school demand, and especially this year, the elections in Brazil (October). In addition, there is the beginning of the Programa Nacional do Livro Didático (National Schoolbook Program), a program for schoolbook distribution by the Federal government. Besides that, the depreciation of the Real beginning in September may bring future beneficial effects for the domestic market;

✓	We maintain our sales forecast of 380,000 tonnes for 2008.

6/ 16

PRESS RELEASE 3Q08

RESULT ANALYSIS

EBITDA

✓
Consolidated EBITDA with Conpacel for the quarter totaled US$99 million, 21% lower than the previous quarter in dollars, due to the lower volume of pulp sold (programmed maintenance stoppages) and inflation on costs. The adverse effects were partially offset by a reduction of about 3% in international logistics expenses, a result of the decrease of nearly 6% in the average price of oil in the period vs 2Q08;

✓
VCP ended 3Q08 with an EBITDA margin of 27.4%, in line with expectations. Margins dropped 580 bps when compared to the 2Q08 and 360 bps below 3Q07, still pressured by inflation on costs and Real appreciation;

✓	From January to September, EBITDA totaled US$341 million, with a 32% margin, down 280 bps compared to the same period in 2007.

FINANCIAL RESULTS

Effect of Exchange Rate Variation on Dollar Denominated Debt

➢
The increasing participation of pulp sales (all dollar denominated or indexed to the dollar) to total sales has required the company to adjust its exposure to prospective variations in the dollar according to its capacity to generate cash in the same currency. Accordingly, at September 30, 92% (US$1,723 million) of our total debt (US$1,871 million) was denominated or indexed to the dollar.

➢
VCP’s exposed liability position in dollars has a “natural hedge” against exchange variations since the current volume of our dollar denominated sales is approximately US$ 900 million per year or US$3.6 billion within 4 years, the average maturity term of our total debt. This amount is 92% greater than the total debt.

➢
This natural hedge of our exposed liability position will be re-inforced with the 2009 start-up of the Horizonte Project. In 2009 it should have a pulp sales volume of 570,000 tonnes, corresponding to a gross revenue of US$428 million (assuming an average price of US$750/tonne).

➢
For purposes of these financial statements, the 20% variation in the period-end exchange rate during the quarter (3Q08: R$1.9143 / 2Q08: R$1.5919) over our total debt resulted in a financial expense of US$261 million.

7/ 16

PRESS RELEASE 3Q08

Derivatives

✓
In line with the fundamentals of an exporting company such as VCP, derivatives instruments were contracted with the objective to protect its cash flow against the 16% Real appreciation observed in the last years (please see the reference in the chart below);

✓
VCP has an internal policy to control risks and manage derivatives. This policy establishes limits for the exposure, with which we were always in compliance. Thus, the effect of Real depreciation on sales is more positive than its negative impact on financial expenses;

✓	On September 30th, our derivative exposure was as follows:

USGAAP	Instrument	Maturity	Notional per Month (US$M)	Notional Total (US$M)	Financial Impact Sep/08 (US$M)
					Fair Value	Cash
	Target Forward	Out 08 a Jul 09	16	160
Cash Flow Hedge	Target Forward	Ago 09 e Set 09	7	14	(42)
	NDF	jan/10	0	12
	Total		7 a 16	186
						5
	NDF	out/08	0	600	(32)
Debt Hedge	Swap Libor x CDI	mar/10	0	500
	Swap CDI x Dólar	fev/09	0	50	(7)
	Swap Yen x Dólar	jan/14	0	45
TOTAL US$M					(81)	5

* Notional for adjustment purposes

✓
The notional of the hedge to protect cash flow represented about 21% of VCP net sales in US dollars (about US$75 millions/month), which is a conservative position and in accordance with the companys’ policy and adequate for the company’s operations;

✓	Due to the market volatility observed since the beginning of September, the Cash Flow hedge accounted for a financial expense, non-cash, of US$42 million;

✓
The NDF transaction with a notional value of US$600 million was liquidated in early October. Its objective was to hedge the FX rate of the debt for the prospective acquisition of Aracruz shares owned by Arapar (See Strategic Perspectives). The fair value of this NDF at September 30th was negative US$32 million;

✓
On September 15th and 16th, VCP contracted swap transactions to exchange interest rates from LIBOR to CDI, in the notional value of US$500 million with only US$100 million being effective on the contracting dates. The remaining US$400 million became effective on October 6th. The resulting financial income on the quarter’ results was negligible;

✓	In the aggregate, all outstanding swap transactions on September 30th resulted in a financial expense of US$7 million for the quarter;

8/ 16

PRESS RELEASE 3Q08

✓
In the 3Q08, all the expenses with derivatives (NDF + Target Forward + Swaps) was US$81 million, the equivalent to R$145 million. However, the cash result was positive US$5 million. Year-to-date 2008, the financial expense of derivatives was US$76 million;

Net Result

✓	Due to combined effects of financial expenses and negative Equity on Aracruz of US$67 millio0ns, the net loss for the quarter was US$267 millions;

(*) Payment to former Ripasa’s shareholders	(**) Interest and other financial income/loss

CAPEX

CAPEX (US$ million)	3Q08	2Q08	1Q08	FY2008 E
Expansion Projects	83	29	26	337
Modernization	3	4	3	12
Forests	55	81	43	237
. São Paulo	17	26	15	70
. Rio Grande do Sul	9	13	11	46
. Três Lagoas (MS)	29	42	17	121
Maintainance, IT, Others	10	8	8	41
TOTAL VCP	150	122	80	628
50% of Ripasa*	12	11	11	48
TOTAL VCP + 50% Ripasa	162	133	91	676
* Ripasa referred to Conpacel unit and is not included in VCP cash flow statement included herein as Annex IV.

➢	VCP invested US$162 million in 3Q08, distributed in:

•	34% in the forestry sector: land acquisition, forestation and forest maintenance;

•	51% in expansion: main expenses focused on Horizonte Project;

•	8% in modernization, maintenance, research and development and others.

•	Ripasa’s expeditures were US$12 million during the quarter.

9/ 16

PRESS RELEASE 3Q08

NET DEBT

➢	Decrease of 165 bps in average cost of debt compared to 3Q07. Increase of 44 bps compared to 2Q08;

➢	At the end of the quarter the Net Debt totaled US$1,484 million, an increase of US$168 million from last quarter’s.

➢
The principal destinations of the proceeds of the additional debt were: land acquisition, expenditures in the Horizonte Project and Jacareí’s programmed maintainance stoppage. The sale of the remaining 40% equity interest in the JV with Ahlstrom for US$42 million has partially offset the debt increase;

➢	The profile of our long term debt concentration will permit its amortization via the cash flow arising from the prospective maturities of our investment projects.

LT debt amortization	2009	2010	2011	2012	2013	After 2014
US$ million	258	198	165	206	136	374

Net Debt US$ million	3Q08	2Q08	3Q07
TOTAL GROSS DEBT	1,871	1,808	1,663
Gross Debt R$	148	187	181
Gross Debt USD	1,723	1,621	1,482
Cost of debt p.a.	4.81%	4.38%	6.46%
Duration	3.70	3.97	4.82
% short term portion	39%	37%	29%
TOTAL CASH (*)	387	586	851
Cash R$	292	251	658
Cash USD	94	334	193
Average Income Onshore	14.23%	12.18%	11.31%
Average Income Offshore	2.17%	1.96%	5.17%
% short term portion	100%	100%	100%
NET DEBT VCP	1,484	1,222	812
(+) 50% Net Debt Ripasa	-	94	104
NET DEBT CONSOLIDATED	1,484	1,316	916

* Total cash net of derivatives contracts.

10/ 16

PRESS RELEASE 3Q08

STRATEGIC PERSPECTIVES

ARACRUZ

On August 6, via announcing a Material Fact informing the market that the Votorantim Group and Arapar, members of Aracruz control block, had reached an agreement for the purchase and sale of Aracruz shares held by Arapar, VCP took its first major step towards leading a consolidation of the pulp industry, currently very fragmented. The rationale for becoming the largest market pulp company involves economy of scale gains in every area, optimization of logistics processes and rationalization of the expansion projects announced by both companies, with synergies estimated at R$4.5 billion.

A Material Fact published on October 3rd, 2008, disclosed that in light of the significant changes in the macroeconomic scenario, VCP, Arapar and Safra have jointly decided to postpone the closing of the transaction to a date not yet established.

HORIZONTE PROJECT

Parallel to the Aracruz transaction, VCP will start-up the Horizonte project production in May 2009, currently on time with the planned timeline and with 85% of the site plant construction completed. Pursuant to the previous disclosures, the Horizonte project has many competitive advantages, such as production capacity of 1.3 millions tonnes, resulting in economy of scale gains, optimized wood transport (average radius of 57 km) and advanced technology resulting in chemical consumption reductions. Considering that wood and chemicals together represent 74% of the total cash cost, these advantages will allow an estimated cash cost reduction of 20%, part of this already captured during the first year of operation.

LOSANGO PROJECT

At this moment VCP’s management is analyzing the possibility of delaying the schedule of the implementation of Losango Project, the second step of VCP’s organic growth plan. The reason is the material adverse change in market conditions.

VCP at DOW JONES SUSTAINABILITY INDEX (DJSI)

We are pleased to highlight that on September 4th, 2008, VCP was selected to join the DJSI - Dow Jones Sustainability Index, an international sustainability index, alongside 7 other Brazilian companies, and was the only Brazilian entrant to the index in 2008. VCP is now part of the “Paper and Forestry” sector within the “Basic Materials” macro sector, signaling the market recognition of the sustainability practices that surrounds all the company’s activities.

The index’s focus in 2008 was Ecoefficiency, in which VCP stood out as a sector benchmark under the following criteria:
✓	Stakeholder Commitment
✓	Occupational Health and Safety
✓	Risk and Crisis Management
✓	Management of Genetically Modified Organisms

Being a part of the index is a consequence of VCP’s efforts to conduct its projects in the present without losing sight of their effects in the future, by involving the communities and interacting with the environment in a responsible manner.

11/ 16

PRESS RELEASE 3Q08

CAPITAL MARKET

In 3Q08, the Bovespa Index depreciated by 22% against a devaluation of 32% of VCPA4. 91,600 transactions were conducted in 2Q08, involving approximately 39 million of VCP’s preferred shares on Bovespa.

The daily average traded volume in 3Q08 was approximately US$30 million, 56% of which took place on the NYSE (US$17 million), with 44% on Bovespa (R$22 million), which together accounted for 0.63% of Ibovespa’s volume. VCPA4 has a 0.68% share of Ibovespa (theoretical portfolio for the 4-month period between September and December 2008) and a 1.51% share of the ISE (theoretical portfolio from December 2007 to November 2008).

On the New York Stock Exchange (NYSE), VCP’s ADRs Level III depreciated 42% in 3Q08, against a 5% depreciation in the Dow Jones index. Bloomberg Paper & Forest Index Europe (BEUFRST) depreciated 12%, and Bloomberg Paper & Forest Index US (BUSFRST) depreciated 15% in the period.

CONFERENCE CALLS & WEBCASTS

Portuguese October 17, 2008 12.00 pm US EDT 01.00 pm (Brasilia Time) Phone: +55 (11) 2188 0188 Participants' password: VCP Replay: +55 (11) 2188 0188	English October 17, 2008 01.00 pm US EDT 02.00 pm (Brasilia Time) Phone.: +1 (412) 858-4600 Participants' password: VCP Replay: +1 (412) 317-0088 Replay code: 424113# (pound key) - "1" start playback
Participants are requested to connect ten minutes prior to the time set for the conference calls.

Slides and Webcast
A slide presentation will be available for view and download on the IR section of our website www.vcp.com.br

Replay
A conference call replay will be available from October 17 through 24, 2008. To access the replay, dial the numbers listed above.

Votorantim Celulose e Papel S.A. (VCP) is one of the largest pulp and paper producers in Brazil in terms of net revenues and total assets. It has integrated operations from forest to product distribution with a highly efficient production cycle because it uses state-of-the-art technology for each process. VCP sells its products domestically and to more than 50 countries across five continents.

The statements contained in this release with respect to the Company’s business prospects, projected operating and financial results, and growth potential are merely forecasts based on expectations of its Management regarding the future of the Company. Such expectations are highly dependent on Brazil’s overall economic performance as well as industry and international market conditions and, therefore, are subject to change.

12/ 16

PRESS RELEASE 3Q08

Annex I

Net Operating Revenues Variation
3rd QTR 2008 X 2nd QTR 2008

	USGAAP
PRODUCTS	Tons		Net Revenue - US$ 000		QoQ %
	3Q08	2Q08	3Q08	2Q08	Tons	Revenue	Average Price

Paper
Domestic Sales
Uncoated	36.150	23.758	47.128	31.391	52,2	50,1	(1,3)
Coated	28.151	23.730	39.771	33.169	18,6	19,9	1,1
Special/Other	33.879	30.257	78.247	72.269	12,0	8,3	(3,3)
Total	98.180	77.745	165.146	136.829	26,3	20,7	(4,4)

Export Market
Uncoated	10.840	7.823	10.659	7.707	38,6	38,3	(0,2)
Coated	515	1.095	459	1.001	(53,0)	(54,1)	(2,5)
Special/Other	138	115	174	156	20,0	11,5	(7,1)
Total	11.493	9.033	11.292	8.864	27,2	27,4	0,1
Total Paper	109.673	86.778	176.438	145.693	26,4	21,1	(4,2)

Pulp
Domestic Sales	72.828	71.996	46.314	45.518	1,2	1,7	0,6
Export Market	194.784	256.823	138.869	186.090	(24,2)	(25,4)	(1,6)
Total	267.612	328.818	185.183	231.608	(18,6)	(20,0)	(1,8)

Total Domestic Sales	171.008	149.740	211.460	182.347	14,2	16,0	1,5
Total Export Market	206.277	265.856	150.161	194.954	(22,4)	(23,0)	(0,7)

TOTAL	377.285	415.596	361.621	377.301	(9,2)	(4,2)	5,6

Net Operating Revenues Variation
3rd QTR 2008 X 3rd QTR 2007

	USGAAP
PRODUCTS	Tons		Net Revenue - US$ 000		QoQ %
	3Q08	3Q07	3Q08	3Q07	Tons	Revenue	Average Price

Paper
Domestic Sales
Uncoated	36.150	41.266	47.128	47.321	(12,4)	(0,4)	13,7
Coated	28.151	35.127	39.771	44.567	(19,9)	(10,8)	11,4
Special/Other	33.879	27.346	78.247	58.970	23,9	32,7	7,1
Total	98.180	103.739	165.146	150.858	(5,4)	9,5	15,7

Export Market
Uncoated	10.840	13.462	10.659	11.643	(19,5)	(8,5)	13,7
Coated	515	3.250	459	3.368	(84,2)	(86,4)	(14,0)
Special/Other	138	58	174	89	137,9	95,5	(17,8)
Total	11.493	16.770	11.292	15.100	(31,5)	(25,2)	9,1
Total Paper	109.673	120.509	176.438	165.959	(9,0)	6,3	16,8

Pulp
Domestic Sales	72.828	56.406	46.314	29.721	29,1	55,8	20,7
Export Market	194.784	213.465	138.869	132.737	(8,8)	4,6	14,7
Total	267.612	269.871	185.183	162.459	(0,8)	14,0	14,9

Total Domestic Sales	171.008	160.145	211.460	180.580	6,8	17,1	9,7
Total Export Market	206.277	230.235	150.161	147.838	(10,4)	1,6	13,4

Total	377.285	390.380	361.621	328.417	(3,4)	10,1	13,9

Net Operating Revenues Variation
Accumulated 09/30/2008 x 09/30/2007

	USGAAP
PRODUCTS	Tons		Net Revenue - US$ 000		QoQ %
	9m08	9m07	9m08	9m07	Tons	Revenue	Average Price

Paper
Domestic Sales
Uncoated	85.685	124.417	111.685	139.354	(31,1)	(19,9)	16,4
Coated	71.935	104.417	99.456	130.818	(31,1)	(24,0)	10,4
Special/Other	92.943	82.712	215.336	174.846	12,4	23,2	9,6
Total	250.563	311.546	426.477	445.018	(19,6)	(4,2)	19,2

Export Market
Uncoated	29.972	68.375	29.096	61.891	(56,2)	(53,0)	7,2
Coated	2.609	12.994	2.318	11.817	(79,9)	(80,4)	(2,3)
Special/Other	344	162	464	230	112,3	101,7	(5,0)
Total	32.925	81.531	31.878	73.938	(59,6)	(56,9)	6,8
Total Paper	283.488	393.077	458.355	518.956	(27,9)	(11,7)	22,5

Pulp
Domestic Sales	219.422	145.971	136.716	76.561	50,3	78,6	18,8
Export Market	683.747	647.788	483.735	388.340	5,6	24,6	18,0
Total	903.169	793.759	620.451	464.901	13,8	33,5	17,3

Total Domestic Sales	469.985	457.517	563.193	521.579	2,7	8,0	5,1
Total Export Market	716.672	729.319	515.613	462.278	(1,7)	11,5	13,5

TOTAL	1.186.657	1.186.836	1.078.806	983.857	(0,0)	9,7	9,7

13/ 16

PRESS RELEASE 3Q08

Annex II INCOME STATEMENT
								US$ Million
	3Q08		2Q08		3Q07		Change
	US$	%	US$	%	US$	%	2Q08/1Q08	2Q08/2Q07
Net Operating Revenue	362	100%	377	100%	328	100%	-4%	10%
Domestic Sales	211	58%	182	48%	180	55%	16%	17%
Export Sales	151	42%	195	52%	148	45%	-23%	2%
Operating Cost and Expenses	(319)	-88%	(313)	-83%	(270)	-82%	2%	18%
Cost of sales	(259)	-72%	(247)	-66%	(219)	-67%	5%	18%
Selling and marketing	(35)	-10%	(43)	-11%	(32)	-10%	-19%	9%
General and administrative	(19)	-5%	(18)	-5%	(15)	-5%	6%	27%
Other operating (expenses) income, net	(6)	-2%	(5)	-1%	(4)	-1%	20%	50%
Operating Profit	43	12%	64	17%	59	18%	-33%	-27%
Non-operating income (expense)	(353)	-98%	66	18%	52	16%	-635%	nm
Financial income	22	6%	53	14%	33	10%	-58%	-33%
Financial expense	(32)	-9%	(118)	-31%	(33)	-10%	-73%	-3%
Foreign exchange gain (loss) and unrealized gain (loss) on swaps, net	(343)	-95%	131	35%	52	16%	nm	nm
Income (loss) before taxes and equity income (loss) of investees	(310)	-86%	130	34%	110	35%	-338%	-382%
Income tax expense	101	28%	(21)	-6%	(16)	-5%	-581%	-731%
Income (loss) before equity income (loss) of investees	(209)	-58%	109	29%	94	29%	-292%	-322%
Equity income (loss) affiliates	(58)	-16%	12	3%	85	26%	-583%	-168%
Net Income (Loss)	(267)	-74%	121	32%	179	39%	-321%	-249%
Depreciation and depletion	43	12%	43	11%	34	10%	0%	26%
EBITDA adjusted	86	24%	107	28%	92	28%	-20%	-7%
EBITDA consolidated (inc. 50% of Conpacel)	99	27%	125	33%	102	31%	-21%	-3%

	INCOME STATEMENT
	US$ Million
	Jan-Sep 2008		Jan-Sep 2007
	US$	AV%	US$	AV%
Net Operating Revenue	1.079	100%	984	100%
Domestic Sales	563	52%	522	53%
Export Sales	516	48%	462	47%
Operating Cost and expenses	(910)	-84%	158	16%
Cost of sales	(730)	-68%	(641)	-65%
Selling and marketing	(114)	-11%	(102)	-10%
General and administrative	(53)	-5%	(44)	-4%
Other operating (expenses) income, net	(13)	-1%	945	96%
Operating Profit	169	16%	1.142	116%
Non-operating income (expense)	(278)	-26%	174	18%
Financial income	121	11%	88	9%
Financial expense	(188)	-17%	(99)	-10%
Foreign exchange gain (loss) and unrealized gain (loss) on swaps, net	(211)	-20%	185	19%
Income (loss) before taxes and equity income (loss) of investees	(109)	-10%	1.316	134%
Income tax expense	75	7%	(382)	-39%
Income (loss) before equity income (loss) of investees	(34)	-3%	934	95%
Equity income (loss) affiliates	(24)	-2%	121	12%
Net Income (Loss)	(58)	-5%	1.055	107%
Depreciation and depletion	126	12%	107	11%
EBITDA	295	27%	296	30%
EBITDA consolidated ( inc. 50% of Conpacel)*	341	32%	338	34%
* For 3Q07 adjusted with 50% Conpacel and for 3Q06 adjusted for contingencies acrual, post-retirement benefits and fixed assets write-off

14/ 16

PRESS RELEASE 3Q08

Annex III

	BALANCE SHEET
			US$ million
ASSETS	SEP/08	JUN/08	SEP/07
CURRENT ASSETS	978	1.108	1.331
Cash and Cash Equivalents	464	466	602
Available for sale securities	0	118	253
Unrealized gain from cross currency interest rate swaps	0	1	0
Trade Accounts Receivables, net	146	171	175
Inventories	222	234	196
Deferred income tax	78	10	4
Recoverable taxes	38	70	70
Other	30	38	31
Investment in affiliates, including goodwill	428	1.096	1.026
Property, Plant and Equipment - Net	4.453	4.510	3.582
Other Assets	289	324	239
Recoverable taxes	92	98	64
Accounts receivebe for investiment sold	26	33	0
Judicial Deposits	159	175	152
Advance to suppliers	9	10	0
Other	3	8	23
TOTAL ASSETS	6.148	7.038	6.178

LIABILITIES	SEP/08	JUN/08	SEP/07
CURRENT LIABILITIES	961	876	675
Trade payables	79	133	121
Short-term debt	312	274	282
Current portion of long-term debt	420	401	202
Unrealized loss from currency interest rate swaps	79	0	4
Payroll, profit sharing and related charges	28	24	22
Taxes on income and other taxes	29	19	16
Interest attributable to capital payable	5	5	2
Other	9	20	26
LONG TERM LIABILITIES	1.762	1.781	1.760
Long-term debt	1.139	1.134	1.179
Deferred income tax, net	399	399	374
Accrued liabilities for legal proceedings	198	221	186
Post-retirement benefits	26	27	21
SHAREHOLDERS' EQUITY	3.425	4.381	3.743
Preferred shares, no par value, 280,000,000 shares authorized, 95,658,964 shares issued and outstanding	953	953	953
Common shares, no par value, 140,000,000 shares authorized, 105,702,452 shares issued and outstanding	1.053	1.053	1.053
Additional paid-in capital	(5)	(9)	35
Treasury shares, at cost 2008- 0 preferred shares (2007 - 28,900 preferred shares)	0	(50)	(1)
Appropriated retained earnings	110	110	86
Unappropriated retained earnings	1602	1920	1749
Cumulative translation adjustment	(291)	401	(132)
Defined contribution plan	3	3	0
TOTAL LIABILITIES	6.148	7.038	6.178

15/ 16

PRESS RELEASE 3Q08

Annex IV
CASH FLOW STATMENT

			US$ Million
	3rd QTR 08	2nd QTR 08	3rd QTR 07
CASH FLOW FROM OPERATING ACTIVITIES
NET INCOME (LOSS)	(267)	121	179
Adjustments to reconcile net income to cash provided by operating activities :
Expense recorded related to acquisition of treasury shares	0	88	(52)
Foreign exchange losses and unrealized (gains) on swaps, net	343	(131)	0
Equity loss/(income) in earnings of affiliates	58	(12)	(14)
Interest attributable to capital and dividends received	5	18	3
Deferred income tax	(104)	13	1
Depreciation and depletion	43	43	34
Loss on disposal of property, plant and equipment	12	3	16
Gain on sale of investments	0	0	(87)
Changes in operating assets and liabilities :
Trade accounts receivable	25	(10)	(74)
Inventories	12	(39)	(3)
Other assets	35	(37)	12
Increase ( Decrease) in Liabilities	(69)	28	(8)
Net cash provided by operating activities	93	85	7
CASH FLOWS FROM INVESTING ACTIVITIES
Sale of available for sales securities	115	78	66
Acquisition of PP&E	(153)	(137)	(93)
Sale of interest in affiliate	42	0	16
Net cash provided (used) in investing activities	4	(59)	(11)
CASH FLOWS FROM FINANCING ACTIVITIES
Short term debt	(52)	304	2
Long term debt	(5)	50	194
Borrowings	0	50	203
Repayments	(5)	0	(9)
Dividends paid	0	(175)	0
Payments related to acquisition of treasury shares	0	(182)
Net cash provided by (used in) financing activities	(57)	(3)	196
Effect of exchange rate changes on cash and cash equivalents	(40)	(44)	19
Net increase (decrease) in cash and cash equivalents	(2)	(21)	211
Cash and cash equivalents at beginning of period	466	487	391
Cash and cash equivalent at end of period	464	466	602

* * *

16/ 16

Votorantim Celulose e Papel S.A.
Condensed Consolidated Interim Financial
Information for the Three and Nine-month
Periods Ended September 30, 2008 and 2007
and Report of Independent Registered
Public Accounting Firm

Report of Independent Registered
Public Accounting Firm

To the Board of Directors and Shareholders
Votorantim Celulose e Papel S.A.

1
We have reviewed the accompanying condensed consolidated balance sheet of Votorantim Celulose e Papel S.A. and its subsidiaries (the "Company") as of September 30, 2008, and the related condensed consolidated statements of operations and of cash flows for each of the three and nine-month periods ended September 30, 2008 and September 30, 2007. This interim financial information is the responsibility of the Company's management.

2
We were furnished with the report of other accountants on their review of the interim financial information of Aracruz Celulose S.A., an affiliate, the investment in which totaled US$ 225 million and US$ 314 million as of September 30, 2008 and December 31, 2007, and for which the equity in earnings (losses), included in net income (loss), totaled losses of US$ 67 million and US$ 44 million for the three- and nine-month periods ended as of September 30, 2008 and a gain of US$ 13 million and US$ 40 million for the three- and nine-month periods ended as of September 30, 2007.

3
We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Votorantim Celulose e Papel S.A.

4
Based on our review, and the reports of the other accountants, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial information for it to be in conformity with accounting principles generally accepted in the United States of America.

Votorantim Celulose e Papel S.A.

5
We previously audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2007, and the related consolidated statements of income and of cash flows for the year then ended (not presented herein), and in our report dated January 16, 2008 we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2007, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

São Paulo, October 16, 2008

PricewaterhouseCoopers
Auditores Independentes

Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim Balance Sheets
In millions of U.S. dollars, except number of shares

	September	December
	30, 2008	31, 2007
	(Unaudited)

Assets

Current assets
Cash and cash equivalents	464	565
Available for sale securities	-	176
Trade accounts receivable, net	146	165
Inventories	222	186
Recoverable taxes	78	71
Deferred income tax	38	5
Other	30	34

	978	1,202

Investment in affiliates and goodwill	428	1,009

Property, plant and equipment, net	4,453	3,916

Other assets
Recoverable taxes	92	68
Accounts receivable for investment sold	26	34
Judicial deposits	159	158
Advances to suppliers	9	10
Other	3	8

	289	278

Total assets	6,148	6,405

Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim Balance Sheets
In millions of U.S. dollars, except number of shares	(continued)

	September	December
	30, 2008	31, 2007
	(Unaudited)

Liabilities and shareholders' equity

Current liabilities
Trade payables	79	139
Short-term debt	312	211
Current portion of long-term debt	420	156
Unrealized loss from cross-currency interest rate swaps	79	5
Payroll, profit sharing and related charges	28	23
Taxes on income and other taxes	29	34
Interest attributable to capital	5	170
Other	9	18

	961	756

Long-term liabilities
Long-term debt	1,139	1,197
Deferred income tax	399	349
Accrued liabilities for legal proceedings	198	197
Post-retirement benefits	26	23

	1,762	1,766
Commitments and contingencies (Note 15)

Shareholders' equity
Preferred shares, no par value, 280,000,000 shares authorized, 95,658,964 shares issued and outstanding (2007 - 98,443,055)	953	953
Common shares, no par value, 140,000,000 shares authorized, 105,702,452 shares issued and outstanding	1,053	1,053
Additional paid-in capital	(5)	35
Treasury shares, at cost (2007 - 28,900 preferred shares)	-	(1)
Appropriated retained earnings	110	110
Unappropriated retained earnings	1,602	1,711
Accumulated other comprehensive income (loss)
Cumulative translation adjustments	(291)	19
Post-retirement benefits	3	3

	3,425	3,883

Total liabilities and shareholders' equity	6,148	6,405

The accompanying notes are an integral part of the condensed consolidated financial information.

Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim
Statements of Operations
In millions of U.S. dollars, except number
of shares and earnings per share

	Three-month period		Nine-month period
	ended September 30		ended September 30

	2008	2007	2008	2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net operating revenue
Domestic sales (net of sales taxes: three months to September 2008 - US$ 86, 2007 - US$ 38; nine months to September 2008 - US$ 196, 2007 - US$ 148)	211	180	563	522
Export sales	151	148	516	462

	362	328	1,079	984

Operating costs and expenses
Cost of sales	259	219	730	641
Selling and marketing	35	32	114	102
General and administrative	19	15	53	44
Gain on exchange of assets	-	-	-	(955)
Other operating expenses, net	6	4	13	10

	319	270	910	(158)

Operating income	43	58	169	1,142

Non-operating income (expense)
Financial income	22	33	121	88
Financial expense	(32)	(33)	(188)	(99)
Foreign exchange gain (loss) and unrealized gain (loss) on swaps, net	(343)	52	(211)	185
Non-operating income	-	71	-	71

	(353)	123	(278)	245

Income (loss) before taxes on income and equity in affiliates	(310)	181	(109)	1,387
Income tax (expense) benefit
Current	(3)	(15)	(17)	(35)
Deferred on gain on exchange of assets	-	-	-	(327)
Deferred	104	(1)	92	(20)

	101	(16)	75	(382)

Income (loss) before equity in affiliates	(209)	165	(34)	1,005

Equity in earnings (losses) of affiliates	(58)	14	(24)	50

Net income (loss)	(267)	179	(58)	1,055

Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim
Statements of Operations
In millions of U.S. dollars, except number
of shares and earning per share	(continued)

	Three-month period		Nine-month period
	ended September 30		ended September 30

	2008	2007	2008	2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net income (loss) applicable to preferred share	-	90	-	534
Net income (loss) applicable to common share	(267)	89	(58)	521

Net income (loss)	(267)	179	(58)	1,055

Basic and diluted earnings (losses) per share - in U.S. dollars
Preferred	-	0.93	-	5.43
Common	(2.53)	0.84	(0.55)	4.93

Weighted average number of shares outstanding (thousand)
Preferred	95,659	98,444	97,301	98,444
Common	105,702	105,702	105,702	105,702

The accompanying notes are an integral part of the condensed consolidated financial information.

Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim
Statements of Cash Flows
In millions of U.S. dollars

	Three-month period ended September 30		Nine-month period ended September 30

	2008	2007	2008	2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cash flows from operating activities
Net income (loss)	(267)	179	(58)	1,055
Adjustments to reconcile net income (loss) to cash from operating activities
Depreciation and depletion	43	34	126	107
Loss on disposal of property, plant and equipment	12	16	17	13
Gain on sale of investments	-	(87)	-	(96)
Gain on exchange of assets, net of tax	-	-	-	(651)
Foreign exchange (gains) losses and unrealized (gains) losses on swaps, net	343	(52)	211	(185)
Deferred income tax	(104)	1	(92)	20
Equity in (earnings) losses of affiliates	58	(14)	24	(50)
Interest attributable to capital and dividends received	5	3	27	19
Other	-	-	88	23
Decrease (increase) in assets
Trade accounts receivable	25	(74)	19	(20)
Inventories	12	(3)	(36)	3
Other assets	35	12	(14)	(45)
Increase (decrease) in liabilities	(69)	(8)	(59)	(67)

Net cash provided by operating activities	93	7	253	126

Cash flows from investing activities
Available for sale securities
Purchase	-	(687)	(7)	(793)
Proceeds from sale and maturities	115	753	193	987
Sale of an interest in affiliates	42	16	42	67
Acquisition of property, plant and equipment	(153)	(93)	(385)	(241)

Net cash provided by (used in) investing activities	4	(11)	(157)	20

Cash flows from financing activities
Short-term debt
Borrowings	129	144	620	510
Repayments	(168)	(142)	(344)	(508)
Long-term debt
Third parties
Issuances	-	203	50	357
Repayments	(7)	3	(37)	(124)

Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim
Statements of Cash Flows
In millions of U.S. dollars	(continued)

Three-month period ended September 30		Nine-month period ended September 30

2008	2007	2008	2007
(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Related parties
Repayments	(13)	(12)	(36)	(35)
Dividends paid, net of tax	-	-	(188)	(136)
Acquisition of treasury shares	-	-	(182)	-

Net cash provided by (used in) financing activities	(59)	196	(117)	64

Exchange of cash and cash equivalents assets	-	-	-	(16)

Effect of exchange rate changes on cash and cash equivalents	(40)	19	(80)	3

Net increase (decrease) in cash and cash equivalents	(2)	211	(101)	197

Cash and cash equivalents at beginning of period	466	391	565	405

Cash and cash equivalents at end of period	464	602	464	602

Supplemental cash flow information

Cash paid during the period for
Interest	15	29	65	78
Income tax	-	-	1	-

Supplemental non-cash flow information
Income tax offset with tax credits	-	-	33	22
Asset exchange
Assets received (fair value)	-	-	-	1,498
Assets provided (carrying amount)	-	-	-	509

The accompanying notes are an integral part of the condensed consolidated financial information.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Nine-month
Periods Ended September 30, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

1	Operations

Votorantim Celulose e Papel S.A. and its subsidiaries (the "Company", "VCP" or "we") is a limited liability company constituted in accordance with the laws of the Federative Republic of Brazil and headquartered in the state of São Paulo.

We produce eucalyptus pulp which we use in our own paper manufacturing facilities and sell the excess in the domestic and foreign markets. We also have forestry operations which produce the pulp wood required for our production. Our business has experienced, and is likely to continue to experience, cycles relating to available industry capacity and general industry economic conditions. Our sales (volumes and prices) are affected by such conditions which are beyond our control. We are a member of the Votorantim Group, which has other interests in Brazil and abroad, principally in cement, metallurgy, agribusiness, chemicals and financial services.

On February 1, 2007 VCP and International Paper Investments (Holland) B.V. ("International Paper") exchanged industrial and forestry assets whereby VCP provided a pulp and paper plant and timberlands and received land, forests and a pulp mill under development (Note 4(b)). On June 25, 2007, VCP paid US$ 34 to International Paper for closing adjustments arising from the asset Exchange Agreement upon conclusion of the respective due diligence procedures and negotiations (Note 4(b)). The transaction was treated as a non cash exchange of assets for purposes of tax and generated no immediate tax consequences in the companies' operating environment.

On September 3, 2007, the Company contributed a portion of its Jacareí mill assets in exchange for a 40% interest in Ahlstrom VCP Indústria de Papéis Especiais S.A. ("Ahlstrom VCP"). Ahlstrom Corporation ("Ahlstrom"), contributed US$ 124 in cash in exchange for its 60% interest. On August 29, 2008 the remaining 40% equity interest was sold to Ahlstrom for
US$ 42 (Note 4(d)).

Our preferred shares are traded on the São Paulo Stock Exchange under the symbol "VCPA4." Our American Depositary Shares ("ADSs") are traded on the New York Stock Exchange under the symbol "VCP". Each ADS represents one of our preferred shares.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Nine-month
Periods Ended September 30, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

2	Condensed Significant Accounting Policies

(a)	Basis of presentation and translation

The financial information has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

The condensed consolidated financial information as at and for the three and nine-month periods ended September 30, 2008 and 2007 are unaudited. This condensed financial information includes all adjustments consisting of normal recurring adjustments which, in the opinion of our management, are necessary for a fair presentation of our condensed consolidated financial position, results of operations and cash flows for the interim periods presented. Our results for the three and nine-months periods ended September 30, 2008 are not necessarily indicative of the results to be reported by us for the entire year ending December 31, 2008.

Our balance sheet at December 31, 2007 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for presentation of complete financial statements. The accounting policies adopted in preparing this unaudited interim financial information are consistent with those used by us in the preparation of our audited financial statements for the year ended December 31, 2007, unless otherwise stated. The unaudited condensed consolidated interim financial information should be read in conjunction with our financial statements prepared for the year ended December 31, 2007.

Our consolidated financial statements include the accounts of VCP and our directly and indirectly controlled subsidiaries. The more significant subsidiaries are the following: Normus Emprendimentos e Participações Ltda. ("Normus"), Newark Financial Inc. ("Newark"), VCP North America Inc., VCP Trading N.V., VCP Overseas Holding KFT and from February 1, 2007, following the exchange of assets with International Paper, VCP-MS Celulose Sul Mato-Grossense Ltda. ("VCP-MS") which was acquired through the exchange of assets (Note 4(b)), all of which are wholly owned. All significant intercompany accounts and transactions, unrealized profits and intra-group profit distributions have been eliminated on consolidation.

We own 28.0% of the common voting shares, which represent 12.35% of the total share capital of, Aracruz Celulose S.A. ("Aracruz"), which we acquired in 2001. At September 30, 2008, the market value of our 127,506,457 Aracruz common shares (the same number of shares VCP held at December 31, 2007) was US$ 466 compared to US$ 1,150 at December 31, 2007 against a carrying value of the investment including goodwill of US$ 225 and US$ 314, respectively. The price of Aracruz common shares were quoted at R$ 7.00 at September 30, 2008 and at R$ 4.80 on October 15, 2008.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Nine-month
Periods Ended September 30, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

We own 50% of the voting and total shares of Asapir Produção Florestal e Comércio Ltda ("Asapir") and of Voto - Votorantim Overseas Trading Operations IV Limited. ("VOTO IV"). From September 2007 to August 2008, we also owned 40% of the voting and total shares of Ahlstrom VCP. These investees, which are incorporated in Brazil, are not consolidated and are accounted for using the equity method.

On March 31, 2005, via a 50% owned joint venture Ripasa Participações S.A. ("Ripar"), Ripar acquired a 46.06% interest in the total capital and 77.59% interest in the voting capital of Ripasa, a Brazilian pulp and paper producer (Note 4(a)). On May 24, 2006, Ripasa's minority preferred non-voting shareholders exchanged their interests in Ripasa for shares in the joint venture partners of Ripar (Note 4(a)) which, among other things, resulted in VCP indirectly owning 50% of Ripasa, via Ripar. Subsequently Ripar was dissolved and its assets were distributed to VCP and Suzano, in equal parts (Note 4(a)). On July 4, 2006, the joint venture partners paid US$ 71 to a group of Ripasa's minority preferred non-voting shareholders. We accounted for our equity interest in Ripasa using financial information with a one month lag. Through August 31, 2008, effective September 1, 2008 Ripasa was transformed into a cost and production sharing unit, know as Consorcio Paulista de Papel e Celulose ("Conpacel or "Consortium"), wherein VCP has an undivided 50% interest in the assets liabilities and operations of the Consortium (Note 4(v)). Since we account for our equity interest with a one month lag, we recorded equity in earnings based on August 31, 2008. From October 1, 2008, we will start to recognize our 50% interest in the Consortium's operations and will no longer apply the equity method. Upon derecognition the investment in the affiliate and recording our share in its net assets, investments in affiliates were reduced by US$ 441and fixed assets and other assets increased by US$ 677.

The U.S. dollar amounts for the periods presented have been remeasured (translated) from the Brazilian currency amounts (real - R$) in accordance with the criteria set forth in Statement of Financial Accounting Standards - SFAS 52. We have translated all assets and liabilities into U.S. dollars at the current exchange rate (September 30, 2008 - R$ 1.9143: US$ 1.00; December 31, 2007 - R$ 1.7713: US$ 1.00), and all accounts in the interim statement of operations and cash flows at the average rates of exchange in effect during the period (September 30, 2008 - R$ 1.6876: US$ 1.00; September 30, 2007 - R$ 2.0029: US$ 1.00). The exchange rate at June 30, 2008 was R$ 1.5919 and at October 15, 2008 was R$ 2.1551. The translation adjustments are made directly to the cumulative translation adjustment ("CTA") account in shareholders' equity.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Nine-month
Periods Ended September 30, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

(b)	Revenues and expenses

We recognize revenue and associated costs of sales at the time our products are shipped. Our customers that purchase on credit agree to payment terms that effectively include finance charges. The finance charge on each sale is the difference between the amount the customer agrees to pay at the due date and the cash sale price. The finance charges are recognized over the payment period and are included in financial income.

Shipping and handling costs are charged to selling and marketing expenses and totaled US$ 72 and US$ 65 in the nine-month period ended September 30, 2008 and 2007, respectively, and US$ 23 and US$ 19 in the three-month period ended September 30, 2008 and 2007, respectively.

(c)	Recoverability of our long-lived assets

We review our property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of undiscounted future cash flows. The reviews are carried out at the lowest level of groups of assets to which we are able to attribute identifiable largely independent future cash flows. Asset groups are forestry projects or production facilities for paper and pulp. We adjust the net book value of the underlying assets if the sum of the expected future cash flows is less than book value. These reviews to date have not indicated the need to recognize any impairment losses and have been performed following the criteria in SFAS No. 144 "Accounting for the impairment or disposal of long-lived assets".

(d)	Earnings (losses) per share

Consistent with guidance provided by Emerging Issues Task Force (EITF) No. 03-06 "Participating Securities and the Two-Class Method under SFAS No. 128, 'Earnings per Share'", the loss per share in the three- and nine-month periods ended September 30, 2008 was allocated only to common shares.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Nine-month
Periods Ended September 30, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

3	Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board ("FASB") recently issued a number of Statements of Financial Accounting Standards ("SFAS") and interpretations; neither of the standards or interpretations described below had or is expected to have a material impact on the financial position and results of operations of the Company.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Nine-month
Periods Ended September 30, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

(a)	Accounting pronouncements adopted in the
nine-month period ended September 30, 2008

In September 2006, the FASB issued SFAS No. 157 - "Fair value measurements", which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements.

The adoption of SFAS No. 157 did not generate a material impact on the Company's financial position, except for certain required disclosures about fair value measurements for interim periods and fiscal years (Note 13).

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of SFAS No. 115". SFAS No. 159 permits companies to choose to measure many financial instruments and certain other items at fair value in order to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The adoption of SFAS No. 159 did not generate a material impact on the Company's financial position, as it did not elect to adopt the fair value option for any of its financial assets or liabilities at January 1, 2008.

(b)	Accounting pronouncements not yet adopted

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combination", which replaces SFAS No. 141, (issued 2001) Business Combinations. This Statement retains the fundamental requirements in SFAS No. 141 that the acquisition method of accounting (which SFAS No. 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS No. 141 did not define the acquirer, although it included guidance on identifying the acquirer, as does this Statement. This Statement's scope is broader than that of SFAS No. 141, which applied only to business combinations in which control was obtained by transferring consideration.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Nine-month
Periods Ended September 30, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

The result of applying SFAS No. 141's guidance on recognizing and measuring assets and liabilities in a step acquisition was to measure them at a blend of historical costs and fair values, a practice that provided less relevant, representationally faithful, and comparable information than will result from applying this Statement. In addition, this Statement's requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer, which improves the completeness of the resulting information and makes it more comparable across entities. By applying the same method of accounting, the acquisition method, to all transactions and other events in which one entity obtains control over one or more other businesses, this Statement improves the comparability of the information about business combinations provided in financial reports. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The effective date of this Statement is the same as that of the related SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements". The Company will apply such pronouncement on a prospective basis for each new business combination.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51", which clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Earlier adoption is prohibited. The effective date of this Statement is the same as that of the related SFAS No. 141(R). This Statement shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented.

In March 2008, the FASB issued FASB SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities". The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Nine-month
Periods Ended September 30, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles", which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with US GAAP. This Statement shall be effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board - PCAOB amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles".

In August 2008, the FASB issued a revised Exposure Draft of a proposed SFAS, "Earning per Share (SFAS No. 128)", which seeks to improve financial reporting by clarifying and simplifying the method of calculating earnings per share, while promoting the international convergence of accounting standards by eliminating major differences that currently exist between SFAS No. 128, Earnings per Share, and International Accounting Standard No. 33, "Earnings per Share".

4	Significant Transactions

(a)	Ripasa

(i)	Acquisition

On November 10, 2004 we signed an agreement to acquire an interest in Ripasa with its principal shareholder group through a venture we formed with Suzano Bahia Sul Papel e Celulose S.A. ("Suzano"). On March 31, 2005 VCP and Suzano each contributed US$ 275 as capital and formed Ripasa Participações S.A. ("Ripar") in exchange for equal shareholder rights and responsibilities in that entity, including direct and indirect control in the capital of Ripasa. Ripar then acquired 77.59% of the common shares and additional preferred shares that, in the aggregate, totaled 46.06% of the total capital stock of Ripasa for the Reais equivalent, at that date, of US$ 550.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Nine-month
Periods Ended September 30, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

Pursuant to the November 10, 2004 agreement, VCP and Suzano also had a call option to acquire from the former principal shareholder of Ripasa (formerly ZDZ Participações e Administração S.A., now CMT Empreendimentos e Administração S.A. or "CMT") additional common shares representing 22.41% of the voting common shares and additional preferred shares that, in the aggregate, totaled 13.45% of the total capital of Ripasa.

As a result of the completion of a corporate restructuring (item (ii) below), the aforementioned put and call option agreements were modified to substitute the Ripasa shares for shares of VCP and Suzano since the former Ripasa minority shareholders had exchanged their shares of Ripasa for shares of VCP and Suzano. Accordingly, CMT had a put option that would require VCP to acquire 3,124,139 of its own non-voting preferred shares during a five-year period ending March 31, 2010 and VCP has a call option to acquire these same shares from CMT during a twelve-month period beginning March 31, 2010 under the same terms, values and preceding conditions as the original call option agreement for the reais equivalent of US$ 80 plus Brazilian market rate interest beginning from March 31, 2005. At March 31, 2008 and December 31, 2007, that amount, including interest totaled the Reais equivalent of US$ 187 and US$ 133, respectively; with Suzano having a similar obligation for its pro rata interest. The corresponding put option held by the former principal shareholding group has the same term, values and preceding conditions and expiration date as in the original put agreement, only the underlying security had been substituted.

On August 10, 2007, CADE, the Brazilian federal government anti-trust authority, approved the Ripasa acquisition.

On March 3, 2008, CMT, one of the former controlling shareholders of Ripasa, announced its intention to exercise its put option related to 2,784,091 preferred shares of VCP. Pursuant to the exercise of such option by CMT, VCP and Suzano had to acquire shares of their own capital, to be kept in treasury.

On May 26, 2008, VCP and Suzano presented a Reconsideration Request to the CVM whereby the companies proposed to acquire the shares at market price. To avoid possible challenge due to breach of contract, the parties also informed the CVM about a transaction with CMT regarding the portion of the amount originally agreed upon under the Option of Purchase and Sale Agreement that exceeded the market price of the shares which would be acquired under the contractual terms.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Nine-month
Periods Ended September 30, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

On June 5, 2008, the CVM Board authorized the acquisition of the shares contemplated in the Option of Purchase and Sale Agreement at their then current market value without specific reference to the payment of the amount under the transaction. On June 10, 2008, VCP and Suzano acquired shares from CMT its own shares at the then current market value of the shares for US$ 94, which was recorded directly in shareholders' equity, under Treasury shares and in Additional paid-in capital accounts, and executed an extra-judicial agreement with CMT, for the payment of US$ 88, recorded under Financial expenses, in consideration for CMT's waiver for any rights against VCP in regards to the acquisition of the above mentioned shares and the Option Agreement. The payment of the above mentioned amounts concluded the transfer of the aforementioned shares and the transaction, with mutual acquittal of the parties in regards to the exercise of the put option in regards to such shares.

On July 14, 2008 VCP cancelled the 2,784,091 preferred shares which were held in treasury thereby reducing the corresponding amounts in Additional paid-in capital and Treasury shares by charging Retained earnings.

There are 340,048 preferred shares that remain under the Option of Purchase and Sale Agreement, encumbered and unavailable for the exercise of the option thereunder. At September 30, 2008, their contractually stipulated acquisition cost would be the Reais equivalent of US$ 20. However, until such time as the restrictions on sale of these shares by CMT are lifted ((iii) below), the Company believes the fair value of its obligation to meet the put option is not material. No liability has been recorded in VCP's financial statements with respect to the option related to these shares.

(ii)	Restructuring

On July 20, 2005 the Boards of Directors of VCP, Suzano and Ripasa approved the Protocol and Justification of Share Merger and Distribution ("Protocol") document that would allow CMT, representing 13.45% of Ripasa's total capital, and the remaining minority preferred shareholders of Ripasa, representing 40.49% of its total capital, to exchange their common and preferred shares for shares of VCP and Suzano, in equal parts. The restructuring plan involved two phases: (i) the merger of Ripasa into Ripar and (ii) the distribution of assets to VCP and Suzano, in equal parts. Upon completion of the proposed restructuring, Ripasa's minority shareholders would become shareholders in VCP and Suzano, in accordance with the Protocol. However, certain minority shareholders subsequently filed a judicial action to suspend the restructuring plan.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Nine-month
Periods Ended September 30, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

On April 20, 2006, VCP and Suzano entered into a judicial agreement to pay the alleged damages, settle the judicial action and implement the restructuring. The agreement required the payment of an additional amount for each of the preferred shares held by all minority shareholders.

On May 24, 2006, the shareholder of VCP, Suzano, Ripasa and Ripar approved the restructuring that allowed all of Ripasa's minority common and preferred shareholders to exchange their interests in Ripasa for VCP and Suzano shares pursuant to a new Protocol executed on May 5, 2006. VCP issued 12,532,009 preferred shares, with no par value, to all of the former Ripasa shareholders for the purchase of its portion of the remaining outstanding Ripasa common and preferred shares. As a result, VCP's preferred share capital was increased by US$ 168 to US$ 953, determined based on the share's quoted market price at that date. Suzano, simultaneously, issued its own preferred shares to all of the former Ripasa shareholders in a similar aggregate value.

On July 4, 2006, pursuant to the aforementioned April 20 judicial agreement, VCP and Suzano disbursed to all the former Ripasa shareholders the Reais equivalent, at the date, of US$ 71 (split equally between VCP and Suzano). Accordingly, VCP and Suzano jointly became the sole owners of all Ripasa shares via their joint ownership in Ripar.

On April 30, 2006 Ripar was liquidated by dissolution and its only assets, the shares in Ripasa, were distributed equally to both VCP and Suzano. As a result, VCP is the direct holder of its 50% interest in Ripasa.

(iii)	Valuation of the put/call options

The remaining VCP shares now owned by CMT are still subject to encumbrances under a legal order filed by a government agency as collateral to a legal proceeding to which CMT is a party. The options are accounted for as derivative instruments pursuant to SFAS No. 133 "Accounting for Derivative Instruments and Hedging Transactions" which requires, among other things, that these instruments be initially recognized at their fair values as of May 2006 and subsequent fair value changes be recognized in the statement of operations for the period.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Nine-month
Periods Ended September 30, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

In the event the restrictions on sale are lifted and the option becomes exercisable, VCP expects to record the fair value of its shares acquired directly in Additional paid-in capital in shareholders' equity and the difference in earnings of the period in which the restrictions are lifted.

(iv)	Disposition of non-core assets

VCP and Suzano jointly determined that Ripasa's core business is the Americana pulp and paper mill and all other non-core assets should be disposed. During 2007, the following non-core asset dispositions occurred: (i) Embu - on February 15, 2007 VCP signed an agreement to sell VCP's interest in the Ripasa unit located in Embu, state of Sao Paulo, to Suzano. This transaction was concluded on March 30, 2007 at which time Suzano disbursed US$ 20 to VCP. This operation generated a loss of US$ 12 including the write-off of goodwill; and (ii) Cubatão and Limeira - on August 1, 2007 VCP and Suzano signed an agreement to sell these units, located in Cubatão and Limeira, state of São Paulo, to a third party. The transaction was concluded on November 1, 2007 at which time VCP and Suzano each received US$ 32. This operation generated a loss of US$ 4 including the write-off of goodwill.
During August 2008, the remaining unsold non-sale assets, which have a book value of US$ 29 at September 30, 2008, were segregated by Ripasa and contributed as the initial capital of Asapir, a newly incorporated Brazilian company.

(v)	The Ripasa Consortium

VCP participates in a cost and production sharing venture with Suzano which operates a pulp and paper plant in Americana, São Paulo. Under the various agreements, the members have undivided interests in assets, liabilities and operations of the venture.

On May 12, 2008, Brazilian tax authorities approved the transformation of Ripasa into a production unit operating as a Consortium (an unincorporated joint-venture in which each party has an undivided interest) of VCP and Suzano. Conpacel began its operations on September 1, 2008.

VCP and Suzano each own 50% of the net assets of Conpacel. VCP is entitled to 50% of the Consortium's production beginning September 1, 2008.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Nine-month
Periods Ended September 30, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

Brazilian legislation specifies that such consortium contracts do not constitute legal entities. Each of the legal entities party to the consortium contract is responsible only for its contractually defined obligations. The bankruptcy of one of the legal entities does not impact the legal obligations and rights of the other parties, the debts and assets of the bankrupt entity relate only to that entity according to contractual conditions.

The Consortium contract defines the obligations and responsibilities of each party; the rights to revenues and management of operations and accounting. The Consortium term is for 30 years unless wound-up through deliberation of the parties or bankruptcy or settlement.

Each party has a determined percentage of the specific assets, liabilities and costs, and each legal entity is obliged to make payments based on the Consortium agreement. The payments made by each legal entity, as well as the budget for capital expenditures occurs according to frequency of settlement defined by the independent General Manager. The legal entities agree to make payments in accordance with the decisions of the independent General Manager.

As no separate legal entity exists, there is no consolidation of a separate entity. As per EITF 00-01 "Applicability of the Pro-Rata Method of Consolidation to Investments in Certain Partnerships and Other Unincorporated Joint Ventures", VCP accounts for its rights and obligations according to its undivided interest as defined in the Consortium agreement, and records them according to their nature, principally Property, plant and equipment. Revenue and costs are recorded as part of VCP's operations and the liabilities are recorded as Suppliers or Loans, according to their nature.

The carrying value of 50% of Conpacel's net assets at August 31, 2008 which represents the undivided interest of VCP is demonstrated below:

Assets
Current assets	43
Non-current assets
Property, plant and equipment at cost	596
Other non-current assets	38
Liabilities
Current liabilities	(59)
Non-current liabilities	(177)

Net assets	441

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Nine-month
Periods Ended September 30, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

(b)	Asset exchange

On September 19, 2006, VCP entered into an Exchange Agreement with International Paper to exchange industrial and forestry assets between the two entities. On February 1, 2007 VCP and International Paper consummated a non-cash agreement to exchange industrial and forestry assets between the two entities. As a consequence, VCP transferred to International Paper its pulp and paper plant located in Luiz Antonio (state of São Paulo) and the plant's related timberlands. International Paper in turned, transferred to VCP assets used for the production of eucalyptus pulp, including: land, forests, and all rights related to an eucalyptus pulp mill development and construction project with a fair value of US$ 1,150, located in Três Lagoas (state of Mato Grosso do Sul). The assets received by VCP are held by its wholly-owned subsidiary VCP-MS.

As a result of this operation VCP recorded an initial gain on exchange of assets of US$ 989 in the statement of operations and a corresponding deferred income tax liability of US$ 344. The deferred tax liability was recorded in recognition that this non cash gain is a temporary difference under US GAAP. On June 20, 2007, pursuant to the Exchange Agreement, the parties finalized adjustments that resulted in a cash disbursement by VCP to International Paper of US$ 34, reducing the total gain to US$ 955 and deferred income tax expense to US$ 327.

The net assets provided to International Paper, at book value, and the net assets received from International Paper, at fair value, are summarized below:

	Net assets	Net assets
	provided	received
	(Carrying amount)	(Fair value)

Current assets	118	62
Non-current assets	7	6
Property, plant and equipment, net	406	1,527
Liabilities	(22)	(97)

Net assets	509	1,498

Gain on exchange of assets (pre-tax)		989

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Nine-month
Periods Ended September 30, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

International Paper's subsidiary owned land, 15-year mature timberlands and environmental permits (issued by the Brazilian authorities based on an existing construction project), that allow the construction of a pulp mill in Três Lagoas. International Paper also transferred to its subsidiary (now denominated VCP-MS), cash of US$ 1,200 which was placed, pursuant to VCP-MS instructions, in trust to restrict its use only to the construction of the turnkey pulp mill. Pursuant an amendment to the agreement all financial income accruing from the funds in trust will be applied, exclusively, to the project under construction. Financial income accrued and recorded by VCP totaled US$ 34 in the nine-month period ended September 30, 2008.

A third party, Pöyry Engenharia ("Pöyry"), was contracted in 2006 by International Paper's subsidiary (now VCP-MS) as a project manager for the pulp mill construction. Pöyry will manage subcontractors and acquire the equipment and other supplies in order to place the plant in operation. The Três Lagoas project is expected to become operational in May 2009. Pöyry will earn a management fee and will bear the construction risks and will be entitled to any surpluses or be responsible for shortfalls.

During the second semester of 2007 VCP-MS modified the technical specifications of the original project for the construction of the pulp plant. The modifications resulted in an increase in the plant's initial annual production capacity from 1,000,000 to 1,300,000 tons of bleached eucalyptus pulp. As a result of these modifications, VCP-MS and Pöyry agreed a price adjustment of US$ 340, the Reais equivalent of R$ 602,077 thousand, to the original contracted price.

Although this transaction is still subject to the approval of the Brazilian antitrust authorities, approval is expected to be obtained without restrictions and the review is considered by management to be merely perfunctory by nature.

(c)	Mogi das Cruzes

On March 6, 2007, VCP signed an agreement to sell its Mogi das Cruzes production unit for US$ 27. In 2006 the Mogi das Cruzes unit generated net revenues of US$ 30, representing approximately 2% of VCP's total net revenues. On April 2, 2007, the Company transferred to a new entity, Mogi das Cruzes Indústria de Papel Ltda., the net assets of its paper mill and the sale was concluded at May 1, 2007, generating a gain of US$ 9 recorded as Other operating (income) expenses, net.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Nine-month
Periods Ended September 30, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

(d)	Ahlstrom VCP

The Ahlstrom VCP venture will produce specialty papers in the Jacareí mill primarily for labeling applications and flexible packaging markets.

Ahlstrom Louveira Ltda., a Brazilian subsidiary of Ahlstrom, held an initial 60% interest and VCP held the remaining 40% interest, in the period from September 3, 2007 through August 29, 2008. The initial 2007 transaction involved an investment by Ahlstrom of US$ 119 and generated a non-taxable capital gain of US$ 48 and a gain on sale of investment of US$ 15, net of tax of US$ 8, recorded in Non-operating income. The remaining 40% interest of VCP was sold to Ahlstrom in August, 29, 2008 for US$ 42 in a single transaction.

The Company has concluded that the venture is not required to be consolidated as Ahlstrom is the controlling shareholder. Additionally, Ahlstrom is the primary beneficiary due to (i) its 60% participation (ii) VCP's option to sell its 40% interest at a fixed or formulae based price insulating it from absorbing future possible losses, (iii) Ahlstrom's option to buy VCP's 40% interest in the JV at a fixed or formulae based price allows it to receive the majority of the residual returns and (iv) the fair value of the puts and calls between VCP and Ahlstrom would not increase VCP's interest to more than 50% of the fair value of the entity.

(e)	Acquisition of Aracruz

On August 6, 2008, Arapar S.A. ("Arapar"), a member of the controlling shareholders group of Aracruz, accepted a proposal presented by Votorantim Industrial S.A. ("VID"), the controlling shareholder of VCP, for the direct or indirect acquisition by VID and/or VCP, of the total shareholding of Arapar in Aracruz in exchange for consideration of R$ 2.7 billion.

On September 15, 2008, VID and Arainvest Participações S.A. ("Arainvest"), which is also a member of the controlling shareholder group of Aracruz, entered into an agreement with respect to their investments in VCP and Aracruz. Pursuant to the agreement, VID and Arainvest agreed to contribute all of each of their respective stakes in VCP and Aracruz into a recently formed holding company ("Holding"), through which VID and Arainvest will maintain joint control of both VCP and Aracruz.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Nine-month
Periods Ended September 30, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

The transfer to Holding of each of VID's and Arainvest's stakes in VCP and Aracruz is conditioned on the acquisition by VCP of approximately 28% of the common share of Aracruz, pursuant to the terms of the August 8, 2008 proposal accepted by Arapar. Arainvest agrees with this acquisition, and pursuant to the terms and conditions agreed upon and in accordance with the February 5, 2003 agreement between Arainvest and Arapar, will renounce both its right of first refusal and its tag-along rights.

The transactions referred to above, originally scheduled for conclusion on October 6, 2008, have been postponed pending the conclusion of certain contractual formalities by the parties.

5	Income Taxes

Income taxes in Brazil include federal income tax and social contribution. The composite tax rate on adjusted taxable income is 34%.

We recognize deferred tax assets and liabilities based on the temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. If we or one of our subsidiaries operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period over which the underlying temporary differences become taxable or deductible, we evaluate the need to establish a valuation allowance against all or a significant portion of our deferred tax assets resulting in an increase in our effective tax rate.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Nine-month
Periods Ended September 30, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

	September	December
Analysis of deferred tax balances	30, 2008	31, 2007
	(Unaudited)

Deferred tax assets
Tax loss carryforwards	127	47
Provisions	47	31
Tax effects on impairment of Aracruz	46	46
Post-retirement benefits	9	7
US GAAP adjustments and others	1	2

Total deferred tax assets	230	133

Less: current portion	(38)	(5)

Total deferred tax assets non-current portion	192	128

Deferred tax liabilities
US GAAP adjustments
Gain on exchange of assets (Note 4(b))	(454)	(386)
Tax effect on fair value of asset exchange (Note 4(b))	(76)	(83)
Accelerated depreciation and other US GAAP
adjustments	(61)	(8)

Total deferred tax liabilities	(591)	(477)

Net deferred tax liabilities non-current portion	(399)	(349)

6	Available for Sale Securities

	September	December
	30, 2008	31, 2007
	(Unaudited)

Credit linked notes denominated in Reais	-	176

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Nine-month
Periods Ended September 30, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

7	Trade Accounts Receivable, Net

	September	December
	30, 2008	31, 2007
	(Unaudited)

Domestic receivables	81	114
Export receivables, denominated in U.S. dollars	69	60
Allowance for doubtful accounts	(4)	(9)

	146	165

8	Inventories

	September	December
	30, 2008	31, 2007
	(Unaudited)

Finished products	121	105
Work in process	16	7
Raw materials and supplies	78	71
Imports in transit and other	7	3

	222	186

9	Property, Plant and Equipment, Net

	September	December
	30, 2008	31, 2007
	(Unaudited)

Land	566	482
Buildings	223	183
Machinery, equipment and installations	1,810	1,250
Forests	864	706
Other	278	326
Construction in progress, including advances held in trust for construction of pulp mill project in Três Lagoas (Note 4(b))	1,283	1,285
Other	231	279

	5,255	4,511
Accumulated depreciation and depletion	(802)	(595)

	4,453	3,916

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Nine-month
Periods Ended September 30, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

10	Short-term Debt

Short-term debt represents commitments under recourse provisions to honor export receivables transferred to banks accounted for as secured borrowings (ACEs), bearing an annual average interest rate of 4.2% at September 30, 2008 (2007 - 5.6%). Historically, we have not incurred significant losses in connection with such recourse provisions.

11	Long-term Debt

	Interest rate September 30, 2008	September 30, 2008	December 31, 2007
		(Unaudited)
Third parties
In U.S. dollars
Export credits (prepayment)	3.3%	1,086	848
Fixed rate notes		50	50
Leasing	4.16%	2
In Reais
Export credit notes	94% of CDI	30	30

Total third parties		1,168	928

Related parties
In U.S. dollars
VOTO III loan	7.88%	47	43
VOTO IV loan	7.75%	205	201
In Reais
Banco Nacional de Desenvolvimento
Econômico e Social ("BNDES")
FINIMP	4%	7
TJLP	TJLP + 3.8%	117	159
UMBNDES	UMBNDES + 4.0%	15	22

Total related parties		391	425

Total debt		1,559	1,353
Less: current portion		(420)	(156)

Long-term portion		1,139	1,197

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Nine-month
Periods Ended September 30, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

.	LIBOR (London Interbank Offered Rate) at September 30, 2008 was 3.97% p.a. (2007 - 5.13%).

.	TJLP ("Taxa de juros de longo prazo"), a long-term interest rate fixed quarterly by the Brazilian Central Bank. At September 30, 2008 the TJLP was 6.25% p.a. (2007 - 6.25%).

.	The UMBNDES is a weighted average exchange variation on basket of currencies, predominantly U.S. dollars, held by BNDES.

(a)	Export credits (prepayment)

In September 2008, VCP recorded its 50% share of the Consortium loans which at September 30, 2008 totaled US$ 83 comprising contracts for export prepayment (US$ 73) and import financing (US$ 10) which mature in 2012.

In May 2008, VCP signed an export prepayment contract with Nordea Bank AB the aggregate amount US$ 50 at LIBOR plus 0.68% p.a. Payments are due through 2012 in installments to match export shipments. The financings are guaranteed by export contracts.

In April 2008 VCP signed a bridge loan with ABN AMRO Bank NA in an aggregate amount of US$ 200 at LIBOR plus 0.08% p.a. The financing matured on September 26, 2008, and was guaranteed by a security interest in financial assets.

In June 2007, we signed an Export Prepayment contract with Banco Bilbao Vizcaya Argentaria for US$ 100 at LIBOR plus 0.38% p.a. Payments are due through 2015 in installments to match export shipments. The financings are guaranteed by export contracts.

In September 2006 we signed an Export Prepayment Facility Agreement with a pool of banks (ABN Amro Bank, Banco Santander Central Hispano and Banco Bradesco) in an aggregate amount of US$ 550 at LIBOR plus 0.57%. Payments are due from 2007 through 2014 in installments to match export shipments. The financings are guaranteed by export contracts. The proceeds of the Agreement were used to prepay various then outstanding Export Prepayment loans.

In July 2006, our wholly-owned subsidiary VCP Overseas Holding KFT, signed an Export Prepayment Agreement with a syndicate of banks in an aggregate amount of US$ 375 at LIBOR plus 0.57%. Payments are due from 2007 through 2014 in installments to match export shipments. The financings are guaranteed by export contracts. The proceeds were used to purchase from the lender and convert into an inter-company loan various outstanding Export Prepayment loans.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Nine-month
Periods Ended September 30, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

(b)	Fixed rate notes

On May 2008, we renewed a foreign exchange denominated financing agreement with UNIBANCO - União de Bancos Brasileiros S.A. for the Reais equivalent of US$ 50 for the purpose of working capital, which matures in 2009.

(c)	VOTO III loan

In January 2004, Votorantim Participações S.A. ("VPAR"), our ultimate controlling shareholder, formed VOTO III, a company based in the Cayman Islands, for the sole purpose of raising funds. VOTO III issued US$ 300, 7.875% Bonds due 2014 in the international market. We received 15% of the total amount issued US$ 45 and are the guarantors for this amount.

(d)	VOTO IV loan

On June 24, 2005 VOTO IV, a wholly-owned subsidiary of VPAR, issued US$ 400, 7.75% Fixed Rate Notes due 2020 in the international market, under Rule 144A and Regulation S. VCP was a guarantor of 50% of the debt issued by VOTO IV and we received 50% of the total amount issued (US$ 200). On September 6, 2005, we acquired a 50% interest in VOTO IV and continue as the guarantor for 50% of these Notes.

(e)	BNDES

On October 4, 2007, we signed a new financing agreement for the Reais equivalent of US$ 13 for the purpose of financing the construction of the plant house in Rio Grande Sul state. Part of the loan, equivalent to US$ 12, bears interest at TJLP plus 1.8% per annum and the remaining balance is indexed to the UMBNDES plus 1.3% per annum. This financing will mature in 2012.

On May 20, 2005, we signed a financing agreement with BNDES for the Reais equivalent of US$ 93 for the purpose of financing acquisition of timberlands. Part of the loan, equivalent to US$ 79, bears interest at TJLP plus 4.5% per annum. The remaining balance is indexed to the UMBNDES plus 4.5% per annum. This financing will mature in July 2015. Amounts drawn down at September 30, 2008 and 2007 were US$ 53 and US$ 53, respectively.

We have several other financing agreements outstanding with BNDES primarily related to the acquisition of machinery and equipment. These obligations mature at varying dates through 2015 and bear interest at TJLP plus 3.68% p.a.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Nine-month
Periods Ended September 30, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

(f)	Leasing

The Company signed capital leases agreement with the Bank Societé Generale for the acquisition of machinery and standing forests in the total amount of US$ 49. The first tranche of US$ 2 was released in September 2008 and falls due in 2013.

(g)	Other guarantees

The BNDES loans are secured by property, plant and equipment and a lien on certain land and personal guarantees of an owner of VPAR.

(h)	Long-term debt maturities

At September 30, 2008, the long-term position of long-term debt maturities is as follows:

Unaudited
2009	37
2010	163
2011	173
2012	219
After 2012	547

1,139

(i)	Covenants

We are subject to a number of material affirmative and negative covenants including, among others: limitations on our ability to incur debt; limitations on the existence of liens on our properties; limitations on transactions with related parties, which generally must be on terms no less favorable than those that could be obtained in a comparable arm's-length transaction; and maintenance of certain financial ratios calculated based on Brazilian GAAP. We are in compliance with all covenants during each period presented.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Nine-month
Periods Ended September 30, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

12	Related Parties

Balances and transactions with related parties are as follows:

	Nature and business	September	December
	purpose of transactions	30, 2008	31, 2007
		(Unaudited)

Banco Votorantim S.A.
Cash, cash equivalents and available for sale	Surplus cash funds invested with Votorantim Group financial institutions	41	34
Swaps - unrealized loss		(13)	-

Long-term loans from	Loans from related parties
Votorantim Group
VOTO III		47	43
VOTO IV		205	201
BNDES (shareholder)		133	181

Trade payables from related parties Ripasa	Purchases of wood, pulp and paper	-	67
Trade payables from related parties ASAPIR	Purchases of wood, pulp and paper	7	-

Revenue, income and expenses from transactions with related parties were as follows:

	September	September
	30, 2008	30, 2007
	(Unaudited)	(Unaudited)

Purchases from Ripasa	180	152
Purchases from Votener Votorantim Comercializadora de Energia Ltda.	13	6
Purchases from TIVIT Tecnologia da Informação S.A.	4	6
Financial income	-	31
Financial expenses	(72)	(11)

Financial income arises from loans made to related parties and investments made in Banco Votorantim S.A.; and financial expenses represent mainly losses on cross-currency interest rate swaps, including their respective fair values.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Nine-month
Periods Ended September 30, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

13	Financial Instruments

The fair values of our cross-currency interest rate swap contracts were estimated based on quoted market prices of comparable contracts. At September 30, 2008 and December 31, 2007 the notional amounts of our outstanding cross-currency interest rate swap contracts were US$ 195 and US$ 45, respectively and their fair values were reported as a liability of US$ 2 and as a liability of US$ 5, respectively. The actual cash settlements on the contracts occur at times specified in each agreement.

The majority of the Company’s sale is denominated in U.S. dollars while more than half of its costs are incurred in Reais. The Company's foreign currency risk management strategy permits it to use derivative instruments to protect against foreign exchange rate volatility. In the nine-month period ended September 30, 2008, the Company recognized losses of US$ 80 (no similar operations in 2007) related to the sale of Non-Deliverable Forwards (“NDF”) and Target Forwards (“Tarn”) derivative instruments with a notional amount of US$ 786 and with maturity through January 2010. These operations are marked-to-market on a monthly basis and as of September 30, 2008 the fair value of these contracts were reported as a liability of US$ 77.

The carrying amounts and fair values of our financial instruments were as follows:

		September 30, 2008
					(Unaudited)

			Fair value at the reporting date

	Notional amount	Carrying amount	Quoted prices in active markets for identical assets or liabilities (Level 1)	Quoted prices in Level 1 observable for the asset or liability either directly or indirectly (Level 2)	Significant unobservable inputs (Level 3)

Cash and cash equivalents	-	464	-	464	-
Available-for-sale securities	-	-	-	-	-
Unrealized gain from cross currency
interest rate swaps and NDF
Yen x US$	45	(2)	-	(2)	-
CDI x US$	50	(10)	-	(10)	-
LIBOR x CDI	100	2	-	2	-
Tarn	174	(36)	-	(36)	-
NDF	612	(33)	-	(33)	-
Short-term debt	-	312	-	312	-
Long-term debt	-	1,559	-	1,562	-

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Nine-month
Periods Ended September 30, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

	December 31, 2007

			Fair value at the reporting date

	Notional amount	Carrying amount	Quoted prices in active markets for identical assets or liabilities (Level 1)	Quoted prices in Level 1 observable for the asset or liability either directly or indirectly (Level 2)	Significant unobservable inputs (Level 3)

Cash and cash equivalents	-	565	-	565	-
Available-for-sale securities	-	176	-	176	-
Unrealized gain from cross
currency interest rate swaps
Yen x US$	45	5	-	5	-
Short-term debt	-	211	-	211	-
Long-term debt	-	1,353	-	1,369	-

On September 15, 2008, we signed cross-currency interest rate swap contracts (LIBOR x CDI) with a notional amount of US$ 400 and with maturity through 2010. This derivative instrument became effective on October 6, 2008 and had no market value at September 30, 2008.

14	Segment Information

	Three-month period ended September 30
			(Unaudited)

	2008		2007

	Pulp	Paper	Pulp	Paper

Revenues from external customers	184	177	162	166
Intersegment revenues	-	-	15	-
Complement paid to International Paper	-	-	-	-
Segment operating income	(11)	54	52	6

Operating income	(11)	54	52	6

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Nine-month
Periods Ended September 30, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

	Nine-month period ended September 30
			(Unaudited)

	2008		2007

	Pulp	Paper	Pulp	Paper

Revenues from external customers	619	460	463	521
Intersegment revenues	-	-	41	-
Gain on exchange of assets	-	-	989	-
Complement paid to International Paper	-	-	(34)	-
Segment operating income	96	73	134	53

Operating income	96	73	1,089	53

At September 30, 2008 pulp and paper segment total assets had increased by US$ 514 and US$ 23 respectively, from amounts reported at December 31, 2007. In the nine-month period ended September 30, 2008, acquisitions of property, plant and equipment totaled US$ 343 for pulp and US$ 42 for paper.

15	Commitments and Contingencies

We are party to certain legal proceedings in Brazil arising in the normal course of business, and have made provisions when we believe that we can reasonably estimate probable losses.

In connection with some of these proceedings we have made deposits (included in other non-current assets-other in our balance sheet) which will only be released to income upon a judgment in our favor. The provision for tax and other litigation and the deposits are as follows:

	September 30, 2008		December 31, 2007
		(Unaudited)

Type of proceeding	Deposits	Provisions	Deposits	Provisions

Tax-related	156	177	150	173
Labor-related	3	14	8	15
Civil-related	-	7	-	9

	159	198	158	197

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Nine-month
Periods Ended September 30, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

We have long-term "Take-or-Pay" contracts with suppliers of energy, transportation, diesel fuel and chemical products for periods from 1 to 10 years. The contractual obligations in connection with such contracts are approximately US$ 51 per year. Additionally, we have long-term "Take-or-Pay" contracts with a supplier of pulp for 30 years. The contractual obligation in connection with this contract is approximately US$ 43 per year.

16	Liabilities Associated with Unrecognized Tax Benefits

The Company adopted the provisions of FIN 48, "Accounting for Uncertainty in Income Taxes", on January 1, 2007. Beginning January 1, 2007, the Company records the financial statement effects of an income tax position when it is more likely than not, based on the technical merits, that it will be sustained upon examination. A tax position that meets the more-likely-than-not recognition threshold is measured and recorded as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority.

The adoption of FIN 48 did not have any impact on the Company's statements of operations and financial position and did not result in a cumulative adjustment to retained earnings at adoption. As of September 30, 2008 and December 31, 2007, we have no amount recorded for any uncertainty in income taxes.

The Company or its subsidiaries file income tax returns in Brazil and other foreign federal and state jurisdictions. Brazilian income tax returns are normally open to audit for five years.

17	Post-retirement Benefits

The Company has an actuarial liability that relates to its proportion of the costs of Sepaco, a hospital facility we share with co-sponsors. Although the not-for-profit hospital is funded by multiple-employers, it has no separate assets and its costs are apportioned among the sponsors based on usage. Contributions paid to the hospital in the nine-month period ended September 30, 2008 and for the year ended December 31, 2007 amounted to US$ 2 and US$ 1, respectively and the accumulated post-retirement benefit obligation and accrued benefit cost (no plan assets) was US$ 26 at September 30, 2008 and US$ 23 at December 31, 2007.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Nine-month
Periods Ended September 30, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

Measurement of obligations for the post-retirement benefits plan is calculated as of December 31, 2007. The actual discount rates used to determine the actuarial present value of projected benefit obligations under such plans were 8.0% as of December 31, 2007. The assumed weighted annual average rate of increase in health care cost trend on covered changes was 3.0% as of December 31, 2007.

18	Shareholders' Equity

Summary of the changes in shareholders' equity:

	Nine-month period ended September	For the year ended December
	30, 2008	31, 2007
	(Unaudited)

Shareholders' equity at beginning of period and year	3,883	2,275
Interest attributed to capital		(180)
Net income (loss)	(58)	1,221
Cancellation of treasury shares (Note 4 (a)(i))	(94)	-
Cumulative translation adjustments	(306)	564
Post-retirement benefits	-	3

Shareholders' equity at end of period and year	3,425	3,883

Treasury shares transactions and additional paid-in capital:

(i)	On June 10, 2008 we repurchased 2,784,091 shares from CMT at an average price of US$ 33.49 per share equivalent to R$ 54.90 per share (Note 4(a)).

(ii)	On July 14, 2008 we retired the treasury shares acquired in the three-month period ended June 30, 2008, reducing the corresponding amounts in Additional paid-in capital and in Retained earnings.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Nine-month
Periods Ended September 30, 2008 and 2007
In millions of U.S. dollars, unless otherwise stated

19	Comprehensive Income (Loss)

Total comprehensive income (loss) is comprised of:

	Three-month period		Nine-month period
	ended September 30		ended September 30
		(Unaudited)		(Unaudited)

	2008	2007	2008	2007

Net income (loss)	(267)	179	(58)	1,055
Cumulative translation adjustments	(688)	150	(306)	413

Comprehensive income (loss)	(955)	329	(364)	1,468

20	Concentration of Credit Risk

We are potentially subject to credit risk with respect to our cash equivalents, available-for-sales securities, trade receivables, advances made for construction of the pulp mill, guarantees provided to banks which finance our customers, and derivative contracts. We limit our risk associated with cash equivalents and available-for-sale securities by placing our investments with highly rated financial institutions and we only execute derivative contracts with financially sound counter-parties. With respect to trade receivables and guarantees, provided to banks financing our customers, we perform initial and ongoing credit evaluations of our customers and, when deemed necessary, obtain collateral or letters of credit to protect our interests. Additionally, most of our export sales to the US and Europe are secured by letters of credit. We establish an allowance for doubtful accounts against receivables we believe will not be fully collected.

* * *